Exhibit D5


                         COST OF LIVING ADJUSTMENT RIDER


This Rider is made a part of the policy to which it is attached. Except where this Rider provides otherwise, it is subject to all conditions and limitations of the policy.

DEFINITION

CONSUMER PRICE INDEX (CPI) -means the Consumer Price Index for all Urban Consumers published by the United States Department of Labor for the September of the calendar year immediately preceding the effective date of the increase. We may change to another index that We consider appropriate if:

a. publication of the CPI is discontinued, delayed or otherwise not available for this use; or

b. any change in the composition, base or method of computation of the CPI makes its continued use inappropriate, in Our opinion, for determining cost of living increases.

BENEFIT

This Rider provides increases to the Stated Amount of the policy based on changes in the CPI. We will determine the increased Stated Amount on each Policy Anniversary.

We will determine the increase by multiplying the number of Cost of Living Units shown on the Policy Summary by the ratio of A divided by B, where:

         A is the change in the CPI between the current Policy Anniversary and the later of the effective date of the last increase and the effective date of this Rider; and

         B is the CPI on the effective date of this Rider.

In no event will the Death Benefit be reduced due to this calculation. If the increase as calculated above is less than the Minimum Increase Amount for this Rider as shown on the Policy Summary, an increase will not be made.

The amount of any single increase made under this Rider will be limited to the Maximum Increase Amount for this Rider as shown on the Policy Summary. The total of increases provided by this Rider cannot exceed the Total Increase Limit for this Rider as shown on the Policy Summary.

CHARGE - This Rider is issued in consideration of the application for it and the deduction of the additional charge shown for this Rider on the Policy Summary. The charge for this Rider is deducted under the same conditions as the charge for the policy. The maximum guaranteed charge for the cost of living increase will be based on the Insured's age and current rate class.

ISSUE DATE - The Issue Date of this Rider is the same as the Issue Date of the policy unless otherwise shown for this Rider on the Policy Summary.

CONTESTABILITY - When applied to this Rider, the contestability period will begin on this Rider's Issue Date.

SUICIDE - If, within two years from the Issue Date of this Rider, the Insured commits suicide while sane or insane, the amount payable under this Rider will be limited to the charges paid for this Rider.

TERMINATION - This Rider will terminate on the earliest of:

1. Subject to the Grace Period provision of the policy, the date on which the Cash Surrender Value is insufficient to pay the charges due for the policy or this Rider; or

2.   failure to pay any charges due for this Rider or the basic policy; or

3. the Deduction Day next following Your request In Writing to terminate this Rider; or

4.   policy termination; or

5.   the Expiry Date of this Rider as shown on the Policy Summary; or

6.   the effective date of a decrease to the Stated Amount; or

7. the date on which the Total Increase Limit for this Rider (as shown on the Policy Summary) is reached; or

8.   Your rejection of an increase under this Rider; or

9. the effective date of the first benefit payment under the Waiver of Deduction Amount Rider.












TL-15604